PROSPECTUS

April 30, 2007

Shares of the portfolio are offered only to insurance company separate accounts which fund certain annuity and variable life insurance contracts and to certain qualified pension and retirement plans. This prospectus should be read together with the prospectus for those contracts.

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this prospectus is accurate or complete. Any statement to the contrary is a crime.

Legg Mason Partners

Variable Multiple Discipline Portfolio — Large Cap Growth and Value

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Legg Mason Partners Variable Multiple Discipline Portfolio —

Large Cap Growth and Value

Contents

Investments, risks and performance	2

More on the portfolio’s investments	7

Management	9

Share transactions	13

Tax consequences of dividends and distributions	16

Share price	17

Financial highlights	19

As part of a number of initiatives launched in 2006 to restructure and streamline the Legg Mason Partners fund complex, the portfolio assumed the assets and liabilities of a predecessor fund with the same name. The portfolio is now grouped for organizational and governance purposes with other Legg Mason Partners funds that are predominantly equity-type funds. Any information in this prospectus relating to the portfolio prior to the date of this prospectus refers to the portfolio’s predecessor.

Investments, risks and performance

The Legg Mason Partners Variable Multiple Discipline Portfolio — Large Cap Growth and Value is made up of Large Cap Growth and Large Cap Value segments (collectively, the “Large Cap Portfolio” and sometimes also referred to as the “portfolio”).

Investment objective

Long-term growth of capital. The investment objective of the portfolio is non-fundamental and may be changed by the Board of Trustees (the “Board”) without the approval of shareholders or Policy holders.

Principal investment strategies

Key investments

Under normal market conditions, the Large Cap Portfolio will invest at least 80% of net assets, plus any borrowings for investment purposes, in equity securities of companies with large market capitalizations — those with market capitalizations similar to companies in the Russell 1000 Index. Securities of companies whose market capitalizations no longer meet this definition after purchase by the portfolio still will be considered securities of large capitalization companies for purposes of the portfolio’s 80% investment policy. The Large Cap Growth segment seeks to invest in large-capitalization growth stocks that in the segment manager’s opinion are of high quality and have superior balance sheets, exceptional management teams and consistent, long-term operating histories. This investment style focuses on more consistent growth of capital while seeking to reduce volatility of returns. The Large Cap Value segment seeks to invest in established, undervalued companies that the segment managers believe to be experiencing a fundamental, positive change that is not reflected in the stock price.

The Large Cap Portfolio’s 80% investment policy is non-fundamental and may be changed by the Board upon 60 days’ notice to shareholders of the portfolio.

Selection process

The Large Cap Portfolio’s strategy is to combine the efforts of three segment managers with different styles (Value and Growth) and to invest in the stock selections considered most attractive in the opinion of each segment’s managers. The target allocations are 50% to the Large Cap Growth segment and 50% to the Large Cap Value segment. The Large Cap Portfolio is coordinated by portfolio managers who purchase and sell securities for the portfolio on the basis of recommendations received from each segment’s portfolio managers. The coordinating portfolio managers identify and analyze duplicate positions that may occur if different segment managers direct the purchase of the same security for their respective segments, and determine whether the size of each position is appropriate for the Large Cap Portfolio.

In order to maintain the Large Cap Portfolio’s target allocations among the segment managers, the coordinating portfolio managers will:

■	Divide all daily cash inflows (purchases and reinvested distributions) and outflows (redemptions and expense items) between the two segments, as appropriate
■	Rebalance the allocation of Value and Growth segment securities in the Large Cap Portfolio’s assets promptly to the extent the percentage of the Large Cap Portfolio’s assets

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invested in either the Value or Growth segment’s securities equals or exceeds 60% of the Large Cap Portfolio’s total assets

Upon consultation with the segment managers, the coordinating managers may also (but are not required to) make adjustments if one or more segments become over- or under-weighted as a result of market appreciation or depreciation. Such adjustment will be made at the discretion of the coordinating managers and the segment managers. As a result of the possibility of allocation adjustments, the performance of the Large Cap Portfolio may differ from the performance of each segment if it had been maintained as a separate portfolio.

As a consequence of their efforts to maintain assets at targeted percentages, the coordinating portfolio managers will allocate assets and rebalance when necessary by (1) allocating cash inflow to the portfolio segment that is below its targeted percentage, or (2) selling securities in the portfolio segment that exceeds its targeted percentage with proceeds being reallocated to the portfolio segment that is below its targeted percentage. Reallocations may result in early recognition of taxable gains and in additional transaction costs to the extent that the sales of securities as part of these reallocations result in higher portfolio turnover. In addition, if one segment manager buys a security during a time frame when the other segment manager sells it, the net position of the Large Cap Portfolio in the security may be approximately the same as it would have been with a single segment manager and no such sale and purchase. The coordinating portfolio managers will consider these costs in determining the allocation and reallocation of assets. Where possible, in these instances, the coordinating portfolio managers will seek to avoid transaction costs.

Large Cap Growth segment

The segment manager seeks to invest in the stocks of well-known companies believed to have strong growth prospects. The segment manager seeks more consistent growth of capital and reduced volatility of returns. The objective is to outperform the broad stock market over a full market cycle with less volatility.

In selecting individual companies for investment, the segment manager considers:

■	Above average growth prospects
■	Technological innovation
■	Industry dominance
■	Competitive products and services
■	Global scope
■	Long-term operating history
■	Strong cash flow
■	High return on equity
■	Strong financial condition
■	Experienced and effective management

Large Cap Value segment

The segment managers seek to invest in the stocks of established companies believed to be available at attractive prices. The segment managers seek stocks of companies that are experiencing positive fundamental changes that the segment managers believe are not yet reflected in the price of their stock. This investment style seeks reduced volatility as well as long-term capital growth.

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In selecting individual companies for investment, the segment managers consider:

■	Demonstrated financial strength
■	Improving returns on invested capital and cash flow
■	New management
■	New product development or change in competitive position
■	Regulatory changes favoring the company
■	Restructuring
■	New business strategy not yet recognized by the marketplace

Principal risks of investing in the Large Cap Portfolio

Investors could lose money on their investments in the portfolio, or the portfolio may not perform as well as other investments, if:

■	U.S. stock markets decline, or perform poorly relative to other types of investments
■	A segment manager’s judgment about the attractiveness, growth prospects or potential appreciation of a particular stock proves to be incorrect
■	Value and/or growth stocks fall out of favor with investors
■	Large capitalization stocks fall out of favor with investors
■	Key economic trends become materially unfavorable, such as rising interest rates and levels of inflation or slowdown of economic growth

Portfolio performance

The bar chart and the table on the following page indicate the risks of investing in the portfolio by showing changes in the portfolio’s performance from year to year since inception. The performance information shown below is that of the portfolio’s predecessor. The table compares the average annual total return of the portfolio for the periods shown with that of the Russell 1000 Index (Russell 1000), a broad-based unmanaged capitalization weighted index of the 1000 largest companies in the Russell 3000 Index. The portfolio’s past performance is not necessarily an indication of how the portfolio will perform in the future. The indices are unmanaged and are not subject to the same management and trading expenses of a mutual fund. Please note that an investor cannot invest directly in an index.

Performance figures do not reflect expenses incurred from investing through a separate account; if those expenses had been reflected, performance would have been lower. Please refer to the separate account prospectus for more information on expenses.

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Total return

The bar chart shows the performance of the portfolio’s shares for each of the full calendar years since its inception.

Risk return bar chart

Highest and Lowest Quarterly Returns (for periods shown in the bar chart)

Highest: 15.98% in 2nd quarter 2003; Lowest: (4.66)% in 3rd quarter 2004

Risk return table

This table assumes redemption of shares at the end of each period, and the reinvestment of distributions and dividends.

Comparative performance

This table indicates the risk of investing in the portfolio by comparing the average annual total return for the periods shown to that of the Russell 1000. The performance indicated does not reflect variable annuity or life insurance contract charges which, if included, would lessen performance.

Average Annual Total Returns (for the periods ended December 31, 2006)

	1 Year	Since Inception	Inception Date
Large Cap Portfolio	12.27%	13.58%	10/1/02

Index

Russell 1000	15.46%	15.59%	*

*	The Russell 1000 Index is a broad-based unmanaged capitalization weighted index of the 1000 largest companies in the Russell 3000 Index. Index comparison begins on October 1, 2002. It is not possible to invest directly in an index. Index performance reflects no deduction for fees, expenses or taxes.

Fee table

This table sets forth the fees and expenses you may pay if you invest in shares of the portfolio. The table and the example do not reflect additional charges and expenses which are, or may be, imposed under the variable contracts or plans; such charges and expenses are

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described in the prospectus of the insurance company separate account or in the plan documents or other informational materials supplied by plan sponsors. The portfolio’s expenses should be considered with these charges and expenses in evaluating the overall cost of investing in the separate account.

Shareholder Fees

(paid directly from your investment)
Maximum sales charge on purchases	Not Applicable

Maximum deferred sales charge on redemptions	Not Applicable

Annual Portfolio Operating Expenses

(paid by the portfolio as a % of net assets)
Management fees	0.75%

Distribution and service (12b-1) fees	0.25%

Other expenses	0.21%

Total annual portfolio operating expenses*	1.21%

* Because of voluntary waivers and/or reimbursements, actual total operating expenses are expected to be:	1.00%

These voluntary fee waivers or reimbursements do not cover interest, brokerage, taxes and extraordinary expenses and may be reduced or terminated at any time.

Example

This example helps you compare the cost of investing in the portfolio with other mutual funds. Your costs may be higher or lower. The example assumes:

■	You invest $10,000 for the period shown
■	You reinvest all distributions and dividends without a sales charge
■	The portfolio’s operating expenses (before fee waivers and reimbursements, if any) remain the same
■

Your investment has a 5% return each year — the assumption of a 5% return is required by the Securities and Exchange Commission (“SEC”) for purposes of this example and is not a prediction of the portfolio’s future performance.

■	Redemption of your shares at the end of the period

Number of Years You Own Your Shares

	1 year	3 years	5 years	10 years
Your costs would be:	$123	$384	$665	$1,465

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More on the portfolio’s investments

The section “Investments, risks and performance” describes the portfolio’s investment objective and its principal investment strategies and risks. This section provides some additional information about the portfolio’s investments and certain investment management techniques the portfolio may use. More information about the portfolio’s investments and portfolio management techniques, some of which entail risk, is included in the Statement of Additional Information (the “SAI”). To find out how to obtain an SAI, please turn to the back cover of this prospectus. The portfolio’s investment objective may be changed without shareholder approval.

Other investments

While the Large Cap Portfolio intends to be substantially invested in equity securities of large capitalization companies, the Large Cap Portfolio may invest up to 20% of its assets in equity securities of companies with total market capitalizations below $5 billion and in money market instruments and/or cash to pay expenses and meet redemption requests.

The Large Cap Portfolio may invest up to 10% of its assets (at the time of investment) in American Depositary Receipts and ordinary shares of non-U.S. companies that trade in the U.S. markets. The Large Cap Portfolio’s investments in non-U.S. securities may involve greater risk than investments in securities of U.S. issuers.

Because the value of a depositary receipt is dependent upon the market price of an underlying non-U.S. security, depositary receipts are subject to most of the risks associated with investing in non-U.S. securities directly. Foreign countries generally have markets that are less liquid and more volatile than markets in the U.S. In some foreign countries, less information is available about non-U.S. issuers and markets because of less rigorous accounting and regulatory standards than in the U.S. Currency fluctuations could erase investment gains or add to investment losses.

Derivatives and hedging techniques

The portfolio may, but need not, use derivative contracts, such as futures and options on securities, securities indices or currencies; options on these futures; forward currency contracts; and interest rate or currency swaps for any of the following purposes:

■	To hedge against the economic impact of adverse changes in the market value of its securities, because of changes in stock market prices, currency exchange rates or interest rates
■	As a substitute for buying or selling securities
■	As a cash flow management technique

A derivative contract will obligate or entitle the portfolio to deliver or receive an asset or cash payment based on the change in value of one or more securities, currencies or indices. Even a small investment in derivative contracts can have a big impact on the portfolio’s stock market, currency and interest rate exposure. Therefore, using derivatives can disproportionately increase losses and reduce opportunities for gains when stock prices, currency rates or interest rates are changing. The portfolio may not fully benefit from or may lose money on derivatives if changes in their value do not correspond as anticipated to changes in the value of the portfolio’s holdings.

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The other parties to certain derivative contracts present the same types of credit risk as issuers of fixed income securities. Derivatives can also make the portfolio less liquid and harder to value, especially in declining markets.

Defensive investing

The portfolio may depart from its principal investment strategies in response to adverse market, economic or political conditions by taking temporary defensive positions in any type of money market instrument and short-term debt security or cash. If the portfolio takes a temporary defensive position, it may be unable to achieve its investment objective.

Potential conversion

The portfolio reserves the right, if approved by the Board, to convert in the future to a “feeder” fund that would invest all of its assets in a “master” fund having substantially the same investment objective, policies and restrictions. At least 30 days’ written notice of any action would be given to all shareholders if, and when, such a proposal is approved.

Portfolio holdings

A description of the portfolio’s policies and procedures with respect to the disclosure of the portfolio’s securities holdings is available in the SAI.

The portfolio may also use other strategies and invest in other securities that are described, along with their risks, in the SAI. However, the portfolio might not use all of the strategies and techniques or invest in all of the types of securities described in this prospectus or in the SAI. Also note that there are many other factors, which are not described here, that could adversely affect your investment and that could prevent the portfolio from achieving its investment objective.

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Management

Manager and subadviser

Legg Mason Partners Fund Advisor, LLC (“LMPFA”) is the portfolio’s investment manager. LMPFA, with offices at 399 Park Avenue, New York, New York 10022, is a recently-organized investment adviser that has been formed to serve as the investment manager of the portfolio and certain other Legg Mason-sponsored funds. LMPFA provides administrative and certain oversight services to the portfolio. ClearBridge Advisors, LLC (“ClearBridge”) provides the day-to-day portfolio management of the portfolio as subadviser, except for the management of cash and short-term instruments, which is performed by LMPFA.

ClearBridge has offices at 399 Park Avenue, New York, New York 10022 and is a recently-organized investment adviser that has been formed to succeed to the equity securities portfolio management business of Citigroup Asset Management (“CAM”), which was acquired by Legg Mason, Inc. (“Legg Mason”) in December 2005.

LMPFA and ClearBridge are wholly-owned subsidiaries of Legg Mason. Legg Mason, whose principal executive offices are at 100 Light Street, Baltimore, Maryland 21202, is a financial services holding company. As of December 31, 2006, Legg Mason’s asset management operation had aggregate assets under management of approximately $945 billion. As of December 31, 2006, ClearBridge had aggregate assets under management of approximately $116 billion.

Prior to August 1, 2006, Smith Barney Fund Management LLC (“SBFM”) was the portfolio’s investment manager. SBFM is also a wholly-owned subsidiary of Legg Mason.

Portfolio managers

The following portfolio managers are responsible for the management of the portfolio. Each of them has been in his or her current position with the subadviser or its predecessors for at least five years.

Roger Paradiso, investment officer and managing director of ClearBridge, is the coordinating portfolio manager of the portfolio. Mr. Paradiso has been with ClearBridge or its predecessor firms since 1988. He became a portfolio manager of Smith Barney Asset Management Large Capitalization Growth portfolios in 1995 and of Small/Mid Capitalization portfolios in 1996. This led to the development of the Multiple Discipline investment process in 1997.

Kirstin Mobyed, investment officer and director of ClearBridge, is the co-coordinating portfolio manager of the portfolio. Ms. Mobyed has been with ClearBridge or its predecessor firms since 1992. She served as an analyst from 1994 through 2001 and has served as a private client manager in the Private Portfolio Group since 2001.

Alan J. Blake, investment officer and managing director of ClearBridge, is the segment manager responsible for the day-to-day management of the Large Cap Growth segment of Large Cap Portfolio. Mr. Blake has been a portfolio manager with ClearBridge or its predecessor firms since 1991 and serves as a portfolio manager of other Legg Mason Partners Funds.

Mark McAllister, investment officer and managing director of ClearBridge and Robert Feitler, investment officer and director of ClearBridge, are the segment co-managers responsible for the day-to-day management of the Large Cap Value segment of the Large

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Cap Portfolio. Mr. McAllister has been with ClearBridge or its predecessor firms since 1999. Mr. Feitler has been with ClearBridge or its predecessor firms since 1995 and both serve as portfolio managers of other Legg Mason Partners Funds.

The SAI provides additional information about each portfolio manager’s compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities of the portfolio.

LMPFA will monitor the portfolio’s investments to ensure that the portfolio complies with its investment policies. LMPFA will also monitor the portfolio to ensure that no more than 25% of the portfolio’s assets are concentrated in the securities of companies in the same industry.

Management fees

During the fiscal year ended December 31, 2006, the portfolio paid a management fee of 0.75% of the portfolio’s average daily net assets for advisory and administrative services. For the period from January 1, 2006 through July 31, 2006, the portfolio paid SBFM an annualized management fee equal to 0.75% of the portfolio’s average daily net assets. For the period from August 1, 2006 through December 31, 2006, the portfolio paid LMPFA an annualized management fee equal to 0.75% of the portfolio’s average daily net assets.

A discussion regarding the basis for the Board’s approval of the portfolio’s management and subadvisory agreements is available in the portfolio’s semi-annual report for the period ended June 30, 2006.

Transfer agent and shareholder servicing agent

PFPC Inc. (the “transfer agent”), located at 4400 Computer Drive, Westborough, Massachusetts 01581, serves as the portfolio’s transfer agent and shareholder servicing agent. The transfer agent maintains the shareholder account records for the portfolio, handles certain communications between shareholders and the portfolio and distributes dividends and distributions payable by the portfolio.

Distribution plan

Legg Mason Investor Services, LLC (“LMIS”), a wholly-owned broker-dealer subsidiary of Legg Mason, and Citigroup Global Markets Inc., (“CGMI”) serve as the portfolio’s distributors.

The portfolio has adopted a Rule 12b-1 distribution plan for its shares. Under the plan the portfolio pays a distribution fee of 0.25% of the daily net assets of the portfolio. These fees are an ongoing expense and, over time, may cost you more than other types of sales charges.

In addition, the distributors may make payments for distribution and/or shareholder servicing activities out of their past profits and other available sources. A distributor may also make payments to dealers for marketing, promotional or related expenses. The amount of these payments is determined by the distributor and may be substantial. The manager or an affiliate may make similar payments under similar arrangements. The payments described above are often referred to as “revenue sharing payments.” The recipients of such payments may include the portfolio’s distributors and other affiliates of the manager, broker-dealers, financial institutions and other financial intermediaries through which investors may purchase shares of the portfolio. In some circumstances, such payments may create an incentive for an intermediary or its employees or associated persons to recommend or sell shares of the portfolio to you. Please contact your financial intermediary for details about revenue sharing payments it may receive.

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Recent developments

On May 31, 2005, the SEC issued an order in connection with the settlement of an administrative proceeding against SBFM, the then-investment adviser or manager to the portfolio, and CGMI, relating to the appointment of an affiliated transfer agent for the Smith Barney family of mutual funds, including the portfolio (the “Affected Funds”).

The SEC order found that SBFM and CGMI willfully violated Section 206(1) of the Investment Advisers Act of 1940, as amended, and the rules promulgated thereunder (the “Advisers Act”). Specifically, the order found that SBFM and CGMI knowingly or recklessly failed to disclose to the boards of the Affected Funds in 1999 when proposing a new transfer agent arrangement with an affiliated transfer agent that: First Data Investors Services Group (“First Data”), the Affected Funds’ then-existing transfer agent, had offered to continue as transfer agent and do the same work for substantially less money than before; and that CAM, the Citigroup business unit that, at the time, included the Affected Funds’ investment manager and other investment advisory companies, had entered into a side letter with First Data under which CAM agreed to recommend the appointment of First Data as sub-transfer agent to the affiliated transfer agent in exchange, among other things, for a guarantee by First Data of specified amounts of asset management and investment banking fees to CAM and CGMI. The order also found that SBFM and CGMI willfully violated Section 206(2) of the Advisers Act by virtue of the omissions discussed above and other misrepresentations and omissions in the materials provided to the Affected Funds’ boards, including the failure to make clear that the affiliated transfer agent would earn a high profit for performing limited functions while First Data continued to perform almost all of the transfer agent functions, and the suggestion that the proposed arrangement was in the Affected Funds’ best interests and that no viable alternatives existed.

SBFM and CGMI do not admit or deny any wrongdoing or liability. The settlement does not establish wrongdoing or liability for purposes of any other proceeding. The SEC censured SBFM and CGMI and ordered them to cease and desist from violations of Sections 206(1) and 206(2) of the Advisers Act. The order required Citigroup to pay $208.1 million, including $109 million in disgorgement of profits, $19.1 million in interest, and a civil money penalty of $80 million. Approximately $24.4 million has already been paid to the Affected Funds, primarily through fee waivers. The remaining $183.7 million, including the penalty, has been paid to the U.S. Treasury and will be distributed pursuant to a plan submitted for the approval of the SEC. At this time, there is no certainty as to how the above-described proceeds of the settlement will be distributed, to whom such distributions will be made, the methodology by which such distributions will be allocated, and when such distributions will be made. The order also required that transfer agency fees received from the Affected Funds since December 1, 2004, less certain expenses, be placed in escrow and provided that a portion of such fees might be subsequently distributed in accordance with the terms of the order. On April 3, 2006, an aggregate amount of approximately $9 million held in escrow was distributed to the Affected Funds.

The order required SBFM to recommend a new transfer agent contract to the Affected Funds’ boards within 180 days of the entry of the order; if a Citigroup affiliate submitted a proposal to serve as transfer agent or sub-transfer agent, SBFM and CGMI would have been required, at their expense, to engage an independent monitor to oversee a competitive bidding process. On November 21, 2005, and within the specified timeframe, the Affected

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Funds’ boards selected a new transfer agent for the Affected Funds. No Citigroup affiliate submitted a proposal to serve as transfer agent. Under the order, SBFM also must comply with an amended version of a vendor policy that Citigroup instituted in August 2004.

Although there can be no assurance, SBFM does not believe that this matter will have a material adverse effect on the Affected Funds.

On December 1, 2005, Citigroup completed the sale of substantially all of its global asset management business, including SBFM, to Legg Mason.

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Share transactions

Availability of shares

Individuals may not purchase shares directly from the portfolio. You should read the prospectus for your insurance company’s variable contract to learn how to purchase a variable contract based on the portfolio. (See the accompanying separate account prospectus for a discussion of voting rights applicable to purchasers of variable annuity and variable life insurance contracts).

The portfolio may sell its shares directly to separate accounts established and maintained by insurance companies for the purpose of funding variable annuity and variable life insurance contracts and to certain qualified pension and retirement plans. Shares of the portfolio are sold at net asset value.

The interests of different variable insurance products and qualified plans investing in the portfolio could conflict due to differences of tax treatment and other considerations. The portfolio currently does not foresee any disadvantages to investors arising from the fact that the portfolio may offer its shares to different insurance company separate accounts that serve as the investment medium for their variable annuity and variable life products and to qualified plans. Nevertheless, the Board intends to monitor events to identify any material conflicts which may arise, and to determine what action, if any, should be taken in response to these conflicts. If a conflict were to occur, one or more insurance companies’ separate accounts or qualified plans might be required to withdraw their investments in the portfolio and shares of another fund may be substituted.

The sale of shares may be suspended or terminated if required by law or regulatory authority or if it is in the best interests of the portfolio’s shareholders. The portfolio reserves the right to reject any specific purchase order.

Redemption of shares

Redemption requests may be placed by separate accounts of participating insurance companies and by qualified plans. The redemption price of the shares of the portfolio will be the net asset value next determined after receipt by the portfolio of a redemption request in good order. The value of redeemed shares may be more or less than the price paid for the shares. Sales proceeds will normally be forwarded to the selling insurance company or qualified plan on the next business day after receipt of a redemption request in good order but in no event later than 3 days following receipt of instructions. The portfolio may suspend sales or postpone payment dates during any period in which any of the following conditions exist:

■	the New York Stock Exchange (“NYSE”) is closed;
■	trading on the NYSE is restricted;
■

an emergency exists as a result of which disposal by the portfolio of securities is not reasonably practicable or it is not reasonably practicable for a portfolio to fairly determine the value of its net assets; or

■	as permitted by an SEC order in extraordinary circumstances.

Subject to applicable law, the portfolio may, with prior notice, adopt policies from time to time requiring mandatory redemption of shares in certain circumstances.

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Frequent purchases and redemptions of portfolio shares

Frequent purchases and redemptions of mutual fund shares may interfere with the efficient management of the portfolio by its portfolio managers, increase portfolio transaction costs, and have a negative effect on the portfolio’s long-term shareholders. For example, in order to handle large flows of cash into and out of the portfolio, the portfolio managers may need to allocate more assets to cash or other short-term investments or sell securities, rather than maintaining full investment in securities selected to achieve the portfolio’s investment objective. Frequent trading may cause the portfolio to sell securities at less favorable prices. Transaction costs, such as brokerage commissions and market spreads, can detract from the portfolio’s performance. In addition, the return received by long-term shareholders may be reduced when trades by other shareholders are made in an effort to take advantage of certain pricing discrepancies, when, for example, it is believed that the portfolio’s share price, which is determined at the close of the NYSE on each trading day, does not accurately reflect the value of the portfolio’s securities holdings. Funds investing in foreign securities have been particularly susceptible to this form of arbitrage, but other funds could also be affected.

Because of the potential harm to the portfolio and its long term shareholders, the Board, on behalf of the portfolio, has approved policies and procedures that are intended to discourage and prevent excessive trading and market timing abuses through the use of various surveillance techniques. Under these policies and procedures, the portfolio may limit additional exchanges or purchases of portfolio shares by shareholders who are believed by the manager to be engaged in these abusive trading activities. The intent of the policies and procedures is not to inhibit legitimate strategies, such as asset allocation, dollar cost averaging, or similar activities that may nonetheless result in frequent trading of portfolio shares. For this reason, the Board has not adopted any specific restrictions on purchases and sales of portfolio shares, but the portfolio reserves the right to reject any exchange or purchase of portfolio shares with or without prior notice to the account holder. In cases where surveillance of a particular account establishes what the manager believes to be obvious market timing, the manager will seek to block future purchases and exchanges of portfolio shares by that account. Where surveillance of a particular account indicates activity that the manager believes could be either abusive or for legitimate purposes, the portfolio may permit the account holder to justify the activity.

The portfolio’s shares are offered to insurance company separate accounts that fund certain insurance contracts, and insurance companies typically hold shares for a number of insurance contracts in a single account. The policies discussed above apply to any account, including accounts held through intermediaries such as insurance company separate accounts, where the intermediary holds portfolio shares for a number of its customers in one account. The portfolio’s distributors have entered into agreements with intermediaries requiring the intermediaries to, among other things, help identify frequent trading activity and to prohibit further purchases or exchanges by a shareholder identified as having engaged in frequent trading.

The portfolio’s policies also require personnel such as portfolio managers and investment staff to report any abnormal or otherwise suspicious investment activity, and prohibit short-term trades by such personnel for their own account in mutual funds managed by the manager and its affiliates, other than money market funds. Additionally, the portfolio

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has adopted policies and procedures to prevent the selective release of information about its portfolio holdings, as such information may be used for market-timing and similar abusive practices.

The portfolio’s policies provide for ongoing assessment of the effectiveness of current policies and surveillance tools, and the Board reserves the right to modify these or adopt additional policies and restrictions in the future.

Shareholders should be aware, however, that any surveillance techniques currently employed by the portfolio, or other techniques that may be adopted in the future, may not be effective. As noted above, if the portfolio is unable to detect and deter trading abuses, its performance, and long-term shareholders, may be harmed. In addition, because the portfolio has not adopted any specific limitations or restrictions on the trading of portfolio shares, shareholders may be harmed by the extra costs and portfolio management inefficiencies that result from frequent trading of portfolio shares, even when the trading is not for abusive purposes. Furthermore, the portfolio may not apply its policies consistently or uniformly, resulting in the risk that some shareholders may be able to engage in frequent trading while others will bear the costs and effects of that trading. The portfolio will provide advance notice to its shareholders and prospective investors of any specific restrictions on the trading of portfolio shares that the Board may adopt in the future.

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Tax consequences of dividends and distributions

The portfolio intends to make distributions of income and capital gains in order to qualify each year as a regulated company under Subchapter M of the Internal Revenue Code of 1986, as amended. Further, the portfolio intends to meet certain diversification requirements applicable to mutual funds underlying variable insurance products.

Capital gains and dividends are distributed in cash or reinvested in additional portfolio shares, without a sales charge. The portfolio expects that portfolio shares will be held under a variable annuity contract or variable life insurance policy (each a “Policy” and together, the “Policies”) or qualified plan. Under current tax law, distributions that are left to accumulate in a variable annuity or life insurance contract are not subject to federal income tax until they are withdrawn from the contract. Distributions made by the portfolio to an insurance company separate account, and exchanges and redemptions of portfolio shares made by a separate account, ordinarily do not cause the corresponding contract holder to recognize income or gain for federal income tax purposes. Policy purchasers should review the accompanying contract prospectus for a discussion of the tax treatment applicable to a Policy.

In order to comply with the diversification requirements applicable to “segregated asset accounts” under the Code, the portfolio intends to structure its portfolio in a manner that complies with those requirements. The applicable Treasury regulations generally provide that, as of the end of each calendar quarter or within 30 days thereafter, no more than 55% of the total assets of the portfolio may be represented by any one investment, no more than 70% by any two investments, no more than 80% by any three investments, and no more than 90% by any four investments. For these purposes, all securities of the same issuer are considered a single investment. An alternative asset diversification test may be satisfied under certain circumstances. So long as the portfolio qualifies as a “regulated investment company,” each segregated asset account investing in the portfolio will be entitled to “look through” to the portfolio in order to satisfy the diversification requirements. As noted above, the portfolio may sell its shares directly to separate accounts established and maintained by insurance companies for the purpose of funding variable annuity and variable life insurance and to certain qualified pension and retirement plans; if the portfolio were to sell its shares to other categories of shareholders, the portfolio may fail to comply with applicable Treasury requirements regarding investor control. If the portfolio should fail to comply with the diversification and investor control requirements or fails to qualify for the special tax treatment afforded regulated investment companies under the Code, Policies invested in the portfolio would not be treated as annuity, endowment or life insurance contracts for federal tax purposes. Income and gain earned inside the Policies in current and prior years would be taxed currently to the Policy holders of the contracts, and the Policies would remain subject to taxation as ordinary income thereafter, even if the portfolio became adequately diversified.

16         Legg Mason Partners Funds

Share price

The portfolio’s net asset value is the value of its assets minus its liabilities divided by the number of shares outstanding. The portfolio calculates its net asset value every day the NYSE is open. The NYSE is closed on certain holidays listed in the SAI. This calculation is done when regular trading closes on the NYSE (normally 4:00 p.m., Eastern time). If the NYSE closes early, the portfolio accelerates the calculation of its net asset value to the actual closing time.

The Board has approved procedures to be used to value the portfolio’s securities holdings for the purposes of determining the portfolio’s net asset value. The valuation of the securities of the portfolio is determined in good faith by or under the direction of the Board. The Board has delegated certain valuation functions for the portfolio to the manager.

The portfolio generally values its securities based on market prices determined at the close of regular trading on the NYSE. For equity securities that are traded on an exchange, the market price is usually the closing sale or official closing price on that exchange. In the case of securities not traded on an exchange, or if such closing prices are not otherwise available, the market price is typically determined by independent third party pricing vendors approved by the Board using a variety of pricing techniques and methodologies. The market price for debt obligations is generally the price supplied by an independent third party pricing service approved by the Board, which may use a matrix, formula or other objective method that takes into consideration market indices, yield curves and other specific adjustments. Short-term debt obligations that will mature in 60 days or less are valued at amortized cost, unless it is determined that using this method would not reflect an investment’s fair value. If vendors are unable to supply a price, or if the price supplied is deemed by the manager to be unreliable, the market price may be determined using quotations received from one or more broker/dealers that make a market in the security.

When such prices or quotations are not available, or when the manager believes that they are unreliable, the manager may price securities using fair value procedures approved by the Board. The portfolio may also use fair value procedures if the manager determines that a significant event has occurred between the time at which a market price is determined and the time at which the portfolio’s net asset value is calculated. In particular, the value of foreign securities may be materially affected by events occurring after the close of the market on which they are valued, but before the fund prices its shares. The fund uses a fair value model developed by an independent third party pricing service to price foreign equity securities on days when there is a certain percentage change in the value of a domestic equity security index, as such percentage may be determined by the portfolio managers from time to time.

Valuing securities at fair value involves greater reliance on judgment than valuation of securities based on readily available market quotations. A portfolio that uses fair value to price securities may value those securities higher or lower than another portfolio using market quotations or its own fair value methodologies to price the same securities. There can be no assurance that the portfolio could obtain the fair value assigned to a security if it were to sell the security at approximately the time at which the portfolio determines its net asset value.

Legg Mason Partners Variable Multiple Discipline Portfolio — Large Cap Growth and Value          17

A fund may invest in securities that are listed on foreign exchanges that trade on weekends and other days when the fund does not price its shares. Therefore, the value of the fund’s shares may change on days when you will not be able to purchase or redeem the fund’s shares.

In order to buy, redeem or exchange shares at that day’s price, an insurance company separate account or a qualified plan, as agent for the fund, must receive the orders from its underlying account holders before the NYSE closes. If the NYSE closes early, the orders must be received prior to the actual closing time. Otherwise, the investor will receive the next business day’s price. The insurance company separate account or qualified plan must then transmit orders received prior to the NYSE close to the fund’s transfer agent before the transfer agent’s close of business.

18         Legg Mason Partners Funds

Financial highlights

The financial highlights table is intended to help you understand the performance of the portfolio since its inception. Certain information reflects financial results for a single share. Total return represents the rate that a shareholder would have earned (or lost) on a share of the portfolio assuming reinvestment of all dividends and distributions. The financial information shown below is that of the portfolio’s predecessor. The information in the following table has been derived from the predecessor portfolio’s financial statements, which have been audited by KPMG LLP, independent registered public accounting firm, whose report, along with the portfolio’s financial statements, is included in the annual report (available upon request).

For a share of beneficial interest outstanding throughout each year ended December 31:

	2006	2005	2004	2003(1)	2002(1)(2)
Net Asset Value, Beginning of Year	$14.63	$14.41	$13.74	$10.73	$10.00

Income From Operations:
Net investment income	0.12	0.09	0.11	0.02	0.01
Net realized and unrealized gain	1.67	0.42	0.82	3.09	0.72

Total Income From Operations	1.79	0.51	0.93	3.11	0.73

Less Distributions From:
Net investment income	(0.12)	(0.09)	(0.11)	(0.03)	—
Net realized gains	(0.40)	(0.20)	(0.15)	(0.07)	—

Total Distributions	(0.52)	(0.29)	(0.26)	(0.10)	—

Net Asset Value, End of Year	$15.90	$14.63	$14.41	$13.74	$10.73

Total Return(3)	12.27%	3.55%	6.75%	29.00%	7.30%

Net Assets, End of Year (000s)	$36,250	$35,935	$27,584	$10,811	$ 436

Ratios to Average Net Assets:
Gross expenses	1.26%†	1.24%	1.36%	2.35%	119.99	%(4)
Net expenses(5)(6)	0.98 †	0.99	1.00	1.00	1.00	(4)
Net investment income	0.72	0.67	1.12	0.62	0.69	(4)

Portfolio Turnover Rate	15%	33%	16%	5%	3%

(1)	Per share amounts have been calculated using the average shares method.
(2)	For the period October 1, 2002 (commencement of operations) to December 31, 2002.
(3)

Performance figures may reflect fee waivers and/or expense reimbursements. Past performance is no guarantee of future results. In the absence of fee waivers and/or expense reimbursements, the total return would be lower. Total returns do not reflect expenses associated with the separate accounts such as administrative fees, account charges and surrender charges which, if reflected, would reduce the total return for all periods shown. Total returns for periods of less than one year are not annualized.

(4)	Annualized.
(5)	As a result of a voluntary expense limitation, the ratio of expenses to average net assets, other than interest, brokerage, taxes and extraordinary expenses, of shares will not exceed 1.00%.
(6)	Reflects fee waivers and/or expense reimbursements.
†	Included in the expense ratios are certain non-recurring restructuring (and reorganization, if applicable) fees that were incurred by the fund during the period. Without these fees, the gross and net expense ratios would have been 1.21% and 0.95%, respectively.

Legg Mason Partners Variable Multiple Discipline Portfolio — Large Cap Growth and Value          19

(Investment Company Act file no. 811-21128)

FD02964 4/07

Legg Mason Partners Variable

Multiple Discipline Portfolio—Large Cap Growth and Value

The portfolios’s Web site does not make available its SAI and shareholder reports because the Web site is currently set up only to report portfolio holdings information.

Shareholder reports Annual and semiannual reports to shareholders provide additional information about the portfolio’s investments. These reports discuss the market conditions and investment strategies that significantly affected the portfolio’s performance.

The portfolio sends only one report to a household if more than one account has the same last name and same address. Contact an appropriate representative of a participating life insurance company or a broker-dealer, financial intermediary, financial institution, or a distributor’s financial consultant if you do not want this policy to apply to you.

Statement of additional information (“SAI”) The SAI provides more detailed information about the portfolio and is incorporated by reference into (is legally part of) this Prospectus.

You can make inquiries about the portfolio or obtain shareholder reports or the SAI (without charge) calling 800-451-2010, or by writing to the portfolio at Legg Mason Partners Variable Multiple Discipline Portfolio—Large Cap Growth and Value, 125 Broad Street, New York, New York 10004.

Information about the portfolio (including the SAI) can be reviewed and copied at the Securities and Exchange Commission’s (the “SEC”) Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-551-8090. Reports and other information about the portfolio are available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. Copies of this information may be obtained for a duplicating fee by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

If someone makes a statement about the portfolio that is not in this Prospectus, you should not rely upon that information. Neither the portfolio nor the distributors are offering to sell shares of the portfolio to any person to whom the portfolio may not lawfully sell its shares.